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Marcel R. Fausten

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax marcel.fausten@davispolk.com

August 3, 2020

Re:	Freeline Therapeutics Holdings plc Registration Statement on Form F-1 Filed on July 17, 2020 File No. 333-239938

Mr. Alan Campbell

Ms. Celeste Murphy

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Campbell and Ms. Murphy:

On behalf of our client, Freeline Therapeutics Holdings plc, a private limited company incorporated under the laws of England and Wales (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated July 27, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting a revised draft of the Registration Statement (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions. We are also sending a marked copy of the Amended Registration Statement showing the changes to the Registration Statement confidentially submitted on July 17, 2020.

Set forth below is the Company’s response to the Staff’s comment in the Comment Letter. The response and information below are based on information provided to us by the Company. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Description of Share Capital and Articles of Association, page 229

1.

We note your updated disclosure here and on page 92 regarding the exclusive forum provision in your articles of association and your selection of the U.S. federal district courts as the exclusive forum for causes of action arising under the Securities Act and the Exchange Act. We further note that there continues to be uncertainty as to whether U.S. federal and state courts will enforce federal forum provisions for causes of action arising under the Securities Act. Please revise your disclosure to indicate the possibility that a U.S. federal or state court may not enforce your federal forum provision as it applies to causes of action arising under the Securities Act.

Response: The Company respectfully acknowledges the Staff’s comment and has revised these statements on pages 94 and 237 of the Amended Registration Statement.

Please do not hesitate to contact me at (212) 450-4389 or marcel.fausten@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Marcel Fausten

cc:	Via E-mail
Theresa Heggie, Chief Executive Officer

Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP

Mitch Bloom
Edwin O’Connor
Goodwin Procter LLP

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